CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive (301) 263-0200
Bethesda, Maryland  20817      Fax (301) 576-5193

May 17, 2010

Jeffrey P. Riedler, A. D.
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:          Phyhealth Corporation
Amendment No. 2 to
Registration Statement on Form S-1 Filed December 7,  2009
File No. 333-163076

Dear Mr. Riedler:

This firm has acted as securities counsel for Phyhealth Corporation (the “Registrant”), a Delaware corporation, generally since June 2007 and specifically in connection with the registration under the Securities Act of 1933, as amended, of the the Series A Convertible Preferred, Series B Convertible Preferred and the underlying shares of common stock of par value $0.0001 per share, being spun-off pursuant to the Registration Statement to shareholders of Physicians Healthcare Management Group, Inc., the parent of Registrant.  Such Shares are as described in the Registration Statement filed November 13, 2009 on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 and as amended December 13, 2009 via Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2 being filed today (the “Registration Statement”), proposed to be distributed by the Registrant pursuant to the referenced Registration Statement.

In response to the staff’s current January 4, 2010 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments.  Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 2 being filed concurrently on EDGAR.

This Pre-Effective Amendment No. 2 reflects cumulative changes since P.E. No. 1 was filed December 4, 2009.  This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 1 (two marked and two unmarked and being filed concurrently with the SEC and the six states where the Company’s registration is pending), including reviewed financials through September 30, 2008.
For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter In italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letters simultaneously herewith, we are sending you via messenger two (2) copies of this letter being filed overnight as Correspondence on EDGAR.  The associated Pre-Effective Amendment No. 2 to the Form S-1 is attached and, to facilitate your review, the hard copies provided have been done on a tracked changes basis to reflect cumulative changes since the original filing.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 2	May 17, 2010

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response to Comment 1:  Acknowledged.

2.
You have indicated in several places throughout your prospectus that no stockholder approval of the spin-off is required and that holders of PHYH have no appraisal rights with respect to the spin-off. It is unclear, however, whether the transfer to Phyhealth of all the assets and liabilities of PHYH on or prior to the spin-off date was subject to approval by the shareholders of PHYH or whether such approval was required under state corporate law. Please advise us of theapplicable state corporate law requirements to approve the transfer of all of PHYH's assets and, if the PHYH shareholders were entitled to vote, whether such approval was obtained. If they were not entitled to approve the transfer, please provide your legal analysis why not.

Response to Comment 2:    Nevada Revised Statutes (“NRS”) 78.565  (Sale, lease or exchange of assets: Authority; vote of stockholders) provides as follows:

1.  Unless otherwise provided in the articles of incorporation, every corporation may, by action taken at any meeting of its board of directors, sell, lease or exchange all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions as its board of directors may approve.

2.   Unless otherwise provided in the articles of incorporation, a vote of stockholders is not necessary:

      (a)  For a transfer of assets by way of mortgage, or in trust or in pledge to secure indebtedness of the corporation; or

      (b) To abandon the sale, lease or exchange of assets.

Please be advised that the requisite majority shareholder approval (actually __%) was obtained pursuant to the above NRS 78.565.

Cover Page

3.
Please reconcile the information in the registration fee table to the information in the first page of your prospectus. Please clarify that you are registering shares of common stock, Series A Preferred Convertible shares and Series B Preferred Convertible shares. The registration fee table should separately list the shares you are registering (for example, shares of common stock, shares of common stock underlying options, Series A Preferred Convertible shares and Series B Preferred Convertible shares). Also, the total number of shares in the registration fee table should match the number of shares indentified in the first page of the prospectus.

Response to Comment 3:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 3	May 17, 2010

4.	Please check in the cover page the box for smaller reporting company, non-accelerated filer, accelerated filer or large accelerated filer, as applicable.

Response to Comment 4:   As you are aware, notwithstanding the Form S-1 has an illogical instruction to “check one unless a smaller reporting company” and such designation was, accordingly, omitted.  In view of the Staff comment, notwithstanding that instruction, the requested adjustments have been made.

Prospectus Cover Page

5.	Please delete the $868,104.57 dollar amount. You are registering a specific number of shares rather than a specific dollar amount.

Response to Comment 5:  The requested adjustment has been made.

6.
Please disclose in the prospectus cover page that after the spin-off Phyhealth will be a development stage company. Please also disclose that to date PHYH has only been involved in organizational related activities, has no operating history and has not realized any revenues.

Response to Comment 6:  The requested adjustments have been made.

7.
We note your disclosure that Phyhealth will assume all the business, assets and liabilities of PHYH. Please also disclose that PHYH will have no business, assets or liabilities, other than the equity interest in the newly spun-off Phyhealth, after the spin-off.

Response to Comment 7:  The requested adjustments have been made.

8.
We note your disclosure that after the spin-off each of Phyhealth and PHYH will be independent, publicly-traded companies. Please clarify that PHYH does not file reports with the SEC and that after the spin-off only Phyhealth will be a reporting company subject to filing requirements with the SEC.

Response to Comment 8:  The requested adjustments have been made.

9.
We note your disclosure that shortly after the spin-off you plan to offer up to $10,000,000 via a post-effective amendment to this registration statement. Please note that such offering would need to be registered using a separate registration statement and may not be done by means of a post-effective amendment. Please revise your disclosure accordingly here and on page 45.

Response to Comment 9:  The requested adjustments have been made.

Prospectus Summary, page 4 The Offering, page 4

10.	Please disclose the address and telephone number of the principal executive offices of Phyhealth Corporation. We note that your summary only disclosed the address and telephone number for PHYH.

Response to Comment 10:  The requested adjustments have been made.

11.
The prospectus summary should highlight the aspects of the offering that are the most significant. It is not clear how the information described under "Recent Developments" is significant to the spin-off transaction. Please consider deleting that information from the prospectus summary.

Response to Comment 11:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 4	May 17, 2010

12.	Please briefly disclose in the prospectus summary and in more detail in "The Spin-Off' section how fractional shares will be treated in connection with the 1 for 50 spin-off.

Response to Comment 12:  The requested adjustments have been made.

13.           Please provide a summary of the risk factors in the prospectus summary section.

Response to Comment 13:  The requested adjustments have been made.

14.           Please briefly summarize in the prospectus summary the reasons for the spin-off.

Response to Comment 14:  The requested adjustments have been made.

Risk Factors, page 9  General

15.
Please delete the sentences "[a]dditional risks and uncertainties not currently known to Phyhealth or PHYH, or risks that currently are deemed immaterial may also impair our business" and "[the following are representative of those risks. Such summary is not intended to be exhaustive of risks that are or may become relevant." It is not appropriate to refer to risks that are not described.

Response to Comment 15:  The requested adjustments have been made.

16.
Please revise the headings to your risks factors so that they succinctly describe the nature of the risk described. Headings like the one that begins with "[following the spin-off, there are specific areas where (under a Separate Agreement between the parties) PHYH will not compete..." are too long and do not clearly state a risk. The heading should identify the risk; additional details may be included in the body of the risk factor.

Response to Comment 16:  The requested adjustments have been made.

Following the spin-off, there are specific areas where (under a Separate Agreement between the parties) PHYH will not compete..., page 9

17.
Please identify the agreements that Phyhealth has entered into in connection with the spin-off that may require Phyhealth's business to be conducted differently than previously conducted. Please provide the nature of these agreements and specify how they may require Phyhealth's business to be conducted differently.

Response to Comment 17:  The requested adjustments have been made.

Phyhealth's success will depend on its ability to retain key employees..., page 11

18.
The risk factor refers to Phyhealth's "highly-skilled personnel" but in fact Phyhealth only has two full-time employees. Please revise the risk factor to specifically refer to the two full-time employees rather than "personnel."

Response to Comment 18:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 5	May 17, 2010

19.
The heading for this risk factor identifies a risk relating to the recruitment of key management personnel. The risk factor, however, does not describe this risk. Please expand the risk factor to describe the risk relating to the recruitment of key management personnel.

Response to Comment 19:  The requested adjustments have been made.

While unlikely, the market value of a share of Phyhealth common stock..., page 12

20.	Please delete the words "While unlikely." It is not appropriate to include mitigating language in your risk factor.

Response to Comment 20:  The requested adjustments have been made.

Failure to meet previously announced financial expectations could have an adverse impact..., page 12

21.	Your risk factor refers to a section entitled "Special Note Regarding Forward-Looking Statements" that does not appear in the prospectus. Please delete the reference to that section.
Response to Comment 21:  The requested adjustments have been made.

Risk Factors Relating to Phvhealth's Business. page 13

22.
Please include a new risk factor describing that you are a development stage company, do not have operations, have only been involved in organizational related activities and have not realized any revenues.

Response to Comment 22:  The requested adjustments have been made.

Any substantial sale of stock by existing shareholders could depress..., page 18

23.
We note the statement "or six (6) months in the case of a reporting company, if so reporting for at least 90 days, as both PHYH and Phyhealth will become concurrent with the date of this Prospectus)." Please note that this registration statement relates only to Phyhealth and only Phyhealth will become a reporting company upon the effectiveness of the registration statement. PHYH will not become a reporting company by means of this registration statement. Please revise your disclosure to clarify.

Response to Comment 23:  The requested adjustments have been made.

The Spin-Off, page 19

Reasons for the Spin-Off, page 19

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 6	May 17, 2010

24.	Please revise your disclosure to explain what you mean by the statement "[m]arket perceptions about PHYH have changed" and "the benefits of this parent sub-structure have diminished."

Response to Comment 24:  The requested adjustments have been made.

Impact on price/market capitalization, page 19

25.	Please revise your paragraph to disclose that there is no guarantee that the stock price of Phyhealth will be enhanced.

Response to Comment 25:  The requested adjustments have been made.
26.	Please delete your parenthetical reference to management's belief that the stock price will be enhanced "perhaps by a factor of 50."

Response to Comment 26:  The requested adjustments have been made.

27.
You state that as a result of the restructuring PHYH shareholders should -have greater value in that [sic] the operations of Phyhealth." It is not clear how PHYH shareholders will see greater value in the operations of Phyhealth as a result of the spin-off. At most, shareholders will see the per share price of the stock increase, but they will also own a significantly smaller number of shares. Nevertheless, there is no guarantee that the price of the Phyhealth shares will be enhanced. Please revise your disclosure to eliminate the reference to greater value in the operations of Phyhealth.

Response to Comment 27:  The requested adjustments have been made.

28.
You state that PHYH will be a publicly reporting and trading company. PHYH will not become a publicly reporting company because of the effectiveness of this registration statement filed by Phyhealth. Please revise your disclosure.

Response to Comment 27:  The requested adjustments have been made.

Increased competitiveness by allowing greater managerial focus, page 19

29.
You state that conflicting business priorities and diverted management attention may affect Phyhealth's ability to compete as effectively as it could if it were separated from PHYH. You also state that after the spin-off "PHYH will be a smaller company with a more focus and Phyhealth will be similarly more focused on its business operations" and that each board of directors and management team will be "focused solely in their respective business." This disclosure, which references PHYH's and Phyhealth's respective businesses, is confusing since you disclose in the cover page of the prospectus that Phyhealth will assume all the business, assets and liabilities of PHYH. Please revise your disclosure throughout to clarify. Also, please confirm whether PHYH and Phyhealth have, or will have, different directors and management team after the spin-off.

Response to Comment 29:  The requested adjustments have been made.

Enable PHYH and Phvhealth to use stock more efficiently as an acquisition currency, page 20

30.	Please explain what you mean by the statement "...specific concerns about holding shares that have no direct claim against its assets and no direct voting rights concerning its governance."

Response to Comment 30:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 7	May 17, 2010

Other Considerations, page 20

31.	Please expand your description of the potential risks and consequences of the spin-off. This section should be just as prominent as the description of the benefits of the spin-off.

Response to Comment 31: The requested adjustments have been made.

The Spin-off of Phyhealth, page 21

32.
We note the last sentence in the first paragraph of this section. That sentence appears to state that for every one share of PHYH held on the spin-off date, the holder will receive one share of Phyhealth common or preferred stock. This is inconsistent with the pro-rata distribution describe elsewhere. Please revise to eliminate the apparent inconsistency.

Response to Comment 32:  The requested adjustments have been made.

Related Party Transactions, page 24

33.
The first sentence in this section states that the respective hoards of directors of Phyhealth and PHYH have not adopted a written Related Party Transaction Policy. However, the rest of the section goes on to describe what appears to be a related party transaction policy. Please revise to eliminate this apparent inconsistency.

Response to Comment 33:  The reference was erroneous.  Such Policy Statements have been added as Exhibits to this P.E. No. 1.

34.	Please delete your reference to "prospective investors" and "subscribing for Shares," as this registration statement is intended for existing shareholders of PHYH only.

Response to Comment 34:  The requested adjustments have been made.

Phyhealth and PHYH, page 26

35.
Please revise your discussion of Phyhealth's business throughout the document as necessary to make clear that Phyhealth's business activities are prospective and therefore any statements about Phyhealth's capabilities are aspirational only. For example, we note your statements that:

•	Phyhealth's services translate into "a healthier community, lower healthcare and insurance costs and a smaller uninsured population" (page 30);
•	Phyhealth's experience and focus on individual insurance products "enables it to deliver the optimum combination high quality healthcare services..." (page 30); and
•	The close relationship between the Phyhealth plans' physician-owners and plan members "allows Phyhealth to provide better services at an affordable price..." (page 31)

Each of these statements and others like them should be revised so it is clear that while Phyhealth believes it will achieve these effects, it has yet to do so.

Response to Comment 35:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 8	May 17, 2010

36.
We note your discussion of Phyhealth's business mentions in several places that one of the benefits of Phyhealth's services will be to provide healthcare services at an affordable price and to better control medical expenses. Please revise your disclosure to specify why you believe that Phyhealth's business strategy will allow it to provide lower medical costs to its customers.

Response to Comment 36:  The requested adjustments have been made.

PHYH Overview, page 26

37.
You disclose that "PHYH's business model has consisted of forming and operating community health plans..." Please delete the reference to "operating" community health plans. On page 41 you disclose that PHYH is "in the development stage and its efforts through September 30, 2009 have been principally devoted to organizational activities, raising capital, evaluating operational opportunities and fulfilling regulatory requirements." It does not appear that PHYH has begun operating community health plans.

Response to Comment 37:  The requested adjustments have been made.

38.	Please disclose that PHYH is a development stage company, has no operations, has not realized any revenues since inception and has an accumulated deficit of $_______ as of December 31, 2009.

Response to Comment 38:    The requested adjustments have been made.

Phyhealth Corporation, page 26

39.	Please disclose that prior to the spin-off Phyhealth has been a dormant shell company with no operations.

Response to Comment 39:  The requested adjustments have been made.

Physhield Insurance Exchange, a Risk Retention Group..., page 27

40.	Please disclose whether Physhield currently has any subscribers. Please also disclose that Physhield has generated no revenues to date.

Response to Comment 40:  The requested adjustments have been made.

41.
Please describe the percentage of premiums that will be paid by Physhield subscribers to Underwriters or, to the extent those percentages have not been determined yet, please disclose how the percentages will be determined.

Response to Comment 41:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 9	May 17, 2010

The Healthcare Opportunity, page 27

42.
Throughout this section you cite various estimates, statistics and other figures. Please attribute these statements and any other similar statements to the source from which you obtained the information. Where you cite your own estimates please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Response to Comment 42:  The requested citations and adjustments have been made.

43.
Please delete the sentence that reads "Phyhealth's model takes advantage of proven structures, methods and processes in its design in order ensure delivery of high quality, low cost care" in the third full paragraph of page 29. PHYH's business is in development stage and Phyhealth has no operations, so it is inappropriate to refer to the model as "proven."

Response to Comment 43:  The requested adjustments have been made.

Phyhealth Overview, page 29

44.           In the first full paragraph of page 31, please delete the sentences:

•
"Phyhealth's commitment to individual insurance products, including Medicare Advantage and Health Savings Accounts, coupled with its experience in managing individual health plan members enables it to deliver the optimum combination of high quality healthcare services and high value benefit programs.'

•	"Phyhealth has superior knowledge of and influence with health plan members, since many arc long time, loyal patients of the plan's physician-owners."

PHYH's business is in development stage and Phyhealth has no operations, so it is inappropriate to refer to Phyhealth's "experience" and "superior knowledge."

Response to Comment 44:  The requested adjustments have been made.

Phyhealth's Implementation and Growth Strategy, page 31

45.           Please describe in this section that:

•
PHYH withdrew its application to apply for an HMO certificate after the State of Florida determined that more than the minimum reserve required by law was needed for the HMO certificate application, and

•	PHYH is investing funds in strategic opportunities in order to grow its assets sufficiently to resubmit an HMO application.

Also, please describe the "strategic opportunities" in which PHYH is investing funds.

Response to Comment 45:  The requested adjustments have been made.
Operations Plan, page 32

46.	Please explain what you mean by "high tech, high touch operating philosophy."

Phyhealth's Competitive Advantages, Page 35

Response to Comment 46:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 10	May 17, 2010

47.
On page 40, please delete the language starting with ", AND THERE CAN BE NO ASSURANCE THAT INVESTORS IN THIS OFFERING..." all the way through the end of that paragraph. This prospectus is providing information to holders of PHYH who will be issued Phyhealth shares, and it is not an offering document seeking new investors.

Response to Comment 47: The requested adjustments have been made.

Key Corporate Management, page 38

48.
With respect to each of your executive officers and directors, please provide the disclosure required by Item 401(e) of Regulation S-K. Also, please tell us whether any disclosure is needed in response to Items 401(f) and (g) of Regulation S-K.

Response to Comment 48:  Following a second review of the applicable Reg S-K authority, no further disclosure is required

Executive Compensation, page 38

49.           Please revise your compensation disclosure so it is responsive to the requirements ofItem 402 of Regulation S-K.

Response to Comment 49:  The requested adjustments have been made.

Security Ownership By Beneficial Owners and Management, page 39

50.
This table is repetitive of the information starting on page 46 under the heading "Security Ownership of Certain Beneficial Owners and Management." Please delete the table appearing on page 39 as it does not appear to provide all the information required by Item 403 of Regulation S-K.

Response to Comment 50:  The requested deletion have been made.

Selected Financial Data. page 40

51.	Please revise your filing to include financial data for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2009. Refer to Item 301 of Regulation S-K.

Response to Comment 51:  The requested adjustments have been made as of December 31, 2009.

Security Ownership of Certain Beneficial Owners and Management page 46

52.
You disclosure contemplates the possibility that the assumed conversion ratio may differ from the actual ratio. Please note that a change to the conversion ratio may rise to the level of a material change that would require the filing of a pre-effective amendment, if the change takes place before the registration statement is declared effective, or a post-effective amendment, if the change takes place after effectiveness. Please acknowledge that you will file a pre-effective or post-effective amendment, as applicable, if the ratio is changed.

Response to Comment 52:  The requested adjustments have been made.

53.
You disclose that the information provided is based on "filings made under the Exchange Act by or on behalf of the shareholders. [sic] Since PHYH is not a reporting company, it is not clear why your disclosure refers to filings made under the Exchange Act. Please revise.

Response to Comment 53:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 11	May 17, 2010

54.	Please revise your beneficial ownership table to identify the natural persons that have sole or shared voting or investment power over the security holders that are not natural persons.

Response to Comment 54:  The requested adjustments have been made.

Description of Capital Stock, page 50

55.
Throughout this section, please delete all the information relating to PHYH, including capital stock, charter and by-laws, and business combination statute. This registration statement relates only to the shares of Phyhealth.

Response to Comment 55:  The requested adjustments have been made.

Preferred Stock of Phyhealth, page 51

56.	Please expand your disclosure to describe the material terms of your Series A and Series B preferred stock.

Response to Comment 56:  The requested adjustments have been made.

Legal Matters, page 56

57.
Since the registration statement only relates to the shares of Phyhealth, there is no need to pass upon the validity of the shares of PHYH. Please revise your disclosure in this section to remove the reference to PHYH.

Response to Comment 57:  The requested adjustments have been made.

Physicians Healthcare Management Group, Inc. and Subsidiaries
Consolidated Financial Statements for the Years ended December 31, 2008 and 2007

Notes to Consolidated Financial Statements Note 8.
Stockholders' Equity, page F-32

58.	Please revise your disclosure to include the following information for each year for which an income statement is provided:

a.
The number and weighted-average exercise prices of options for each of the following groups of options: (1) those outstanding at the beginning of the year. (2) those outstanding at the end of the year, (3) those exercisable at the end of the year, and those (4) granted, (5) exercised, (6) forfeited, or (7) expired during the year.

Response to Comment 58:  The requested adjustments have been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 12	May 17, 2010

Consolidated Financial Statements for the Nine Months Ended September 30, 2009 and 2008
Notes to Consolidated Financial Statements

Note 2. Acquisition of Phyhealth Underwriters, Goodwill and Other Assets, page F-45

59.
Please tell us how you determined that the acquisition of Phyhealth Underwriters qualified as a business combination when it appears that Underwriters is not a business. Refer to ASC 805-10-25-1. Also, please explain how the purchase price was allocated to the assets acquired and liabilities assumed. The financial statements for Phyhealth Underwriters, Inc. as of December 31, 2008 state that the company has a total of $9,078 in assets. Please tell us how the surplus note receivable and accrued interest payable by Physhield and the start-up loan and accrued interest payable by Underwriters are acquired assets when they eliminate in the consolidation process.

Response to Comment 59: Why Underwriters is a business

Management has concluded that Phyhealth Underwriters, Inc. (Underwriters) is a business.  In evaluating Underwriters to determine if they were a business, we examined the requirements under ASC 805-10-25-.1 and further, ASC 805-10-55.  Under those standards, there are three elements that are necessary to qualify as a business: inputs, processes and outputs.  We considered those as follows:

•
Management believes that Underwriters has the “inputs” to operate under its business plan as an Attorney-in-fact for Physhield, a risk retention group.  The most significant asset to operate as an Attorney-in-fact is a contractual relationship with a risk retention group that has the capital to operate under state law, in this case, Nevada.  Underwriters not only has that relationship, the management team also has the expertise (intellectual capital) to operate as an Attorney-in-fact for a risk retention group.  Consequently, management believes this business element is currently present.

•
Management believes that Underwriters has the “processes” to operate as an Attorney-in-fact.  While they are not currently being used, such processes are well known by the management team.  Due to the nature of the business, the Attorney-in-fact is not a function that requires complex systems or processes.  However, it is necessary to supervise and ensure that the administrator of the risk retention group is performing their function.  This supervising process has been underway for over a year.  Consequently, management believes this business element is currently present.

•
Regarding “outputs”, ASC 805-10-55-7 it states that “An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business.”  Underwriters has considered these factors as follows:

a.	Has begun planned principal activities – While Underwriters has not started operations (still in development stage), it stands ready to do so with all inputs and processes in place.
b.
Has employees, intellectual property, and other inputs and processes that could be applied to those inputs – Underwriters has the intellectual property (management expertise) and the contractual relationship with Physhield, which has the necessary assets and wherewithal to operate as a risk retention group.

c.
Is pursuing a plan to produce outputs - Management is marketing the risk retention group to various doctor groups.  Management is confident that it will find a doctor’s group that will utilize the risk retention group to control and reduce malpractice insurance costs.

d.	Will be able to obtain access to customers that will purchase the outputs - Physhield will be their first customer and they have the potential to do the same for other organizations.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 13	May 17, 2010

This ASC also states that “determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”  Management believes that Underwriters is in fact capable of being conducted and managed as a business, and it plans to operate as a business in the future.

Based on a review of the criteria and conditions described above Management believes that Underwriters is a business under ASC 805-10.

Allocation of assets purchased and liabilities assumed

Since multiple assets were purchased under this one contract, an allocation of the $590,000 purchase price was necessary. However, a simple addition of the face value of the assets acquired results in an amount greater than the purchase price stated in the contract.  Accounting for this excess of asset face value over the purchase price is handled differently if the asset is accounted for under the business combination rules outlined in ASC 805 and standard asset purchase accounting rules.  Since the assets purchased included both types of assets, the first step taken was to allocate the purchase price between the Underwriter’s stock, which must be accounted for under the business combination rules, and the remaining assets which must be accounted for under standard asset purchase accounting rules.  The valuation/allocation of Underwriter stock valuation is described as follows:

•
Underwriters is in the development stage of its life cycle (i.e. – no revenues yet), and while management believes it is a business, as described above, the value of this entity is deemed to be its organizational cost of approximately $500.  Consequently, $213 ($500 X 42.5% interest in Underwriters purchased in this transaction) has been allocated to Underwriter’s stock.

The remaining $589,787 ($590,000 - $213) of the purchase price was allocated to all other assets.  The methodology used in this allocation considered the nature and valuation of the assets received along with the certainty of their realization.  Those considerations are described as follows:

•
Accounts receivable and interest receivable – In this transaction, the Company is purchasing two receivables owned by the joint venture partner ($130,156 interest receivable and $100,000 start-up loan receivable) that are both owed by Underwriters.  Since the Company will own 92.5% of Underwriters after this transaction and is required to consolidate Underwriters, these receivables were valued at 100% of their face value so the corresponding liability on Underwriter’s books could be eliminated in consolidation.  Otherwise a gain would have to be recognized upon the elimination of the liability in the consolidation process, and recognizing gains at the time of purchase are prohibited under standard asset purchase accounting rules.

•
Valuation of the surplus note receivable and related interest – The valuation of surplus note and the related interest purchased under this transaction is less certain.  These assets were created when the joint venture partner contributed $600,000 to establish an insurance vehicle (i.e. - Risk Retention Group) in the state of Nevada.  While the rights to these receivables are being purchased by the Company, they are subject to restrictions under Nevada insurance laws and regulations.  Under those laws and regulations, the note and related interest can only be repaid when approved by the Nevada Department of Insurance.  While management believes it will ultimately realize more than the amount paid in this transaction from this note and interest receivable, this approval process adds some uncertainty realization of these two assets.  Since a gain cannot be record upon the purchase of these assets, it was deemed most appropriate to record the surplus note and related interest receivable at less than face value.  Of the $590,000 purchase price $359,631 ($590,000 minus $213 of Underwriters stock, minus $130,156 interest and minus $100,000 start-up loan) has being allocated to these two assets.

•	Outside of the liabilities owed by Underwriters, which were recorded at 100% in the business combination transaction described above, there were no liabilities assumed in this transaction.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 14	May 17, 2010

Intercompany assets considered to be acquired assets:

Management considers the $100,000 start-up loan and the $130,156 interest receivable to be acquired assets resulting from this transaction.  On an individual entity level there is a real obligation from Underwriters to pay this obligation to the parent company.  On a consolidated basis this transaction effectively eliminates the need for the Company as a whole to payout $230,156 to the joint venture partner in the future.  The fact that the liability and asset are eliminated against each other in the consolidation process does not diminish the economic value of this consideration received in this transaction.

Pro Forma Results, page F-46

60.
Please revise your disclosure to present pro forma results for the year ended December 31, 2008 and nine months ended September 30, 2009 as if the purchase of Underwriters has occurred on of January 1, 2008 and not as of February 14, 2005.

Response to Comment 60:  The requested adjustments have been made as of December 31, 2009.

Selected Unaudited Pro Forma Financial Data, page F-63

61.
Please revise the pro forma consolidated balance sheet to cross reference the adjustments in the pro forma adjustments column with the adjustment disclosed in the notes to the pro forma consolidated financial information.

Response to Comment 61:  The requested adjustments have been made.

62.
Please revise your disclosure to present pro forma results for the year ended December 31, 2008 and nine months ended September 30, 2009 as if the spinoff/restructuring of the operations of Physician Healthcare Management Group, Inc. into Phyhealth Corporation occurred on January 1, 2008 and not as of February 14, 2005.

Response to Comment 62:  The requested adjustments have been made as of December 31, 2009.

Item 17. Undertakings, page S-1-5

63.	Please delete the undertaking relating to Rule 415. This is not an offering on a delayed or continuous basis.

Response to Comment 63:  The additional undertaking has been made.

64.
Please delete the undertaking appearing in the last paragraph in this section, which relates to incorporation by reference. In this registration statement you are not allowed to incorporate by reference subsequent Exchange Act documents.

Response to Comment 64:  The requested deletion has been made.

65.	Please include the undertaking required by Item 512(f) of Regulation S-K.

Response to Comment 65:  The additional undertaking has been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 15	May 17, 2010

Signatures, page S-1-6

66.	Please include the signature of your controller or principal accounting officer.

Exhibit 5.1 — Opinion of Counsel as to the Legality of the Shares Being Spun Off.

Response to Comment 66: The requested adjustments have been made.

67.
Please revise your legal opinion so it specifically identifies all the shares covered by the opinion. We note that the registration statement appears to register shares of common stock, Series A Preferred Convertible shares and Series B Preferred Convertible shares, but the legal opinion opines only as to the legality of the common stock.

Response to Comment 67: The requested adjustments to the opinion have been made.

68.	The first paragraph on page 2 of the legal opinion references Nevada law. It appears that the reference should have been to Delaware law. Please revise or explain.

Response to Comment 68:  The requested adjustment has been made.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 16	May 17, 2010

___________

To facilitate your review, we will send via messenger, as indicated above, two marked and unmarked copies of these materials.  Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before June 10, 2010.  We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.  Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the staff.

Sincerely,
Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.